[redacted]

KW 3/20/14

14048258

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66315

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HARBOR LIGHT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1211 N. Westshore Blvd Suite 103
(No. and Street)

Tampa FL 33547
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES LOCKHART (843) 368-5021
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ED RICHARDSON, CPA
(Name – *if individual, state last, first, middle name*)

15565 NORTHLAND DRIVE, STE 508 W, SOUTHFIELD, MI 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JAMES LOCKHART, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HARBOR LIGHT SECURITIES LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

WILLIAM P LOCKHART NOTARY PUBLIC MY COMMISSION EXPIRES 8/12/2021 SOUTH CAROLINA

2/20/14

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Harbor Light Securities, LLC

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Harbor Light Securities, LLC as December 31, 2013 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the presentation and fair presentation of these financial statements with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Harbor Light Securities, LLC as of December 31, 2013, and results of operations

and its cash flows for the year then ended in accordance with principles generally accepted in the United States of America.

Other Matters

My audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in the Net Capital Computation is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and related directly to the underlying accounting and other records used to prepare the financial statements. The information in the Net Capital Computation has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in the Net Capital Computation is fairly stated in all material respects in relation to the financial statements as a whole.

Edward Richardson Jr CPA

Edward Richardson Jr., CPA
Southfield, MI. 48075
February 25, 2014

Harbor Light Securities, LLC
BALANCE SHEET
As of December 31, 2013

ASSETS

CURRENT ASSETS		
Cash In Bank	$	11,260.43
Accounts Receivable		29,849.52
Prepaid Expenses		25,339.97
Total Current Assets		66,449.92
PROPERTY AND EQUIPMENT		
Equipment		5,820.43
Less: Accumulated Depreciation		(912.45)
Net Property and Equipment		4,907.98
OTHER ASSETS		
Security Deposit		434.69
Total Other Assets		434.69
TOTAL ASSETS	$	71,792.59

The footnotes are an integral part of the financial statements.

Harbor Light Securities, LLC
BALANCE SHEET
As of December 31, 2013

SCHEDULE OF RETAINED EARNINGS

CURRENT LIABILITIES	
Accounts Payable	$ 21,041.84
Total Current Liabilities	21,041.84
LONG-TERM LIABILITIES	
Total Liabilities	21,041.84
MEMBERS' EQUITY	
Members' Equity	50,750.75
Total Members' Equity	50,750.75
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 71,792.59

The footnotes are an integral part of the financial statements.

Harbor Light Securities, LLC
STATEMENT OF INCOME

		12 Months Ended December 31, 2013
Revenues		
Commissions Earned	$	1,341,893.21
Other Income		58,247.88
Advisory Fees		2,115.42
Consulting Income		448,136.32
Insurance Income		75,638.88
Mutual Funds		4,481.00
Total Revenues		1,930,512.71
Operating Expenses		
Employee compensation and ben		1,601,762.87
Floor brokerage, exchange, and c		53,387.90
Communications and data proces		11,027.23
Occpancy		17,251.91
Other expenses		276,081.93
Total Operating Expenses		1,959,511.84
Operating Income (Loss)		(28,999.13)
Net Income (Loss)	$	(28,999.13)

The footnotes are an integral part of the financial statements.

Harbor Light Securities, LLC
STATEMENT OF PARTNERS' EQUITY

		12 Months Ended December 31, 2013
Beginning of Period	$	79,749.88
Plus: Net Income	$	(28,999.13)
Less: Member Distributions		0.00
MEMBERS' EQUITY END OF PERIOD	$	50,750.75

The footnotes are an integral part of the financial statements.

Harbor Light Securities, LLC
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2013

	2013
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (28,999.13)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Prior Period Adjustment	(200.82)
Depreciation and Amortization	729.96
Losses (Gains) on sales of Fixed Assets	0.00
Decrease (Increase) in Operating Assets:	
Accounts Receivable	121,105.48
Other	4,828.14
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(107,216.20)
Accrued Liabilities	0.00
Total Adjustments	19,246.56
Net Cash Provided By (Used in) Operating Activities	(9,752.57)
CASH FLOWS FROM INVESTING ACTIVITIES	
Capital Expenditures	(2,170.84)
Proceeds From Sale of Fixed Assets	0.00
Net Cash Provided By (Used In) Investing Activities	(2,170.84)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0.00
Treasury Stock	0.00
Net Cash Provided By (Used In) Financing Activities	0.00
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,923.41)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	23,183.84
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 11,260.43

The footnotes are an integral part of the financial statements.

Harbor Light Securities, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2013

	Contributed Capital	Accumulated Income	Total Member's Equity
Balance at January 1, 2013	$ 28,397	$ 51,353	$ 79,750
Net Income for the year ended December 31, 2013	-	(28,999)	(28,999)
Member Contributions	-	-	-
Member Distributions	-	-	-
Prior Period Adjustment	-	-	-
Balance at December 31, 2013	$ 28,397	$ 22,354	$ 50,751

The footnotes an are integral part of the financial statements.

HARBOR LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Harbor Light Securities, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company was incorporated in the State of South Carolina effective February 23, 1995. The Company has adopted a calendar year.

Description of Business

The Company, located in Tampa, FL is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. In June, 2010, the Company changed its name from Secure Trend Financial, LLC to Harbor Light Securities, LLC. The Company operates under SEC Rule 15c3-3 (k)(2)(i), which provides an exemption for "Special Account for the benefit of Customer."

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

Accounts Receivable – Recognition of Bad Debt

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Revenue Recognition

Commission revenues are recorded by the Company when the services are rendered.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

HARBOR LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2013, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(i) for "Special Account for the benefit of Customers."

NOTE D – ACCOUNTS RECEIVABLE

The amount, $29,849.52 was due from various customers.

NOTE E – CURRENT LIABILITES

The amount, $21,041.84, is comprised of accounts payable, $21,041.84.

HARBOR LIGHT SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2013

NOTE G – ADVERTISING

The amount of advertising recorded in 2013 was $10,214.46; the amount was expensed as incurred.

NOTE H – RENT

The amount of rent for December 31, 2013 was $16,106.17.

NOTE I – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 25, 2014, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary Information

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2013

Harbor Light Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Computation of Net Capital

Total Stockholder's equity:		$ 50,750.75
Nonallowable assets:		
Prepaid Expenses	25,339.97	
Fixed Assets	4,907.98	
Accounts receivable – other	12,922.75	(43,170.70)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 7,580.05

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 1,403.49
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 2,580.05

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 21,041.84
Percentage of aggregate indebtedness to net capital	277.60%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2013	$ 7,580.00
Adjustments:	
Change in Equity (Adjustments)	0.00
Change in Non-Allowable Assets	0.00
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	7,580.00
Reconciled Difference	$ (0.00)

Harbor Light Securities, LLC
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2013

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 pursuant to (k)(2)(i).

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2013	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2013	$ -

See accountant's audit report

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2013

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 25, 2014

Board of Directors
Harbor Light Securities, LLC
501 W. Butler Road
Greenville, SC 29607

In planning and performing my audit of the financial statements and supplemental schedules of Harbor Light Securities, LLC for the year ended December 31, 2013, I considered its internal control, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the company, including tests of such practices and procedures that I considered relevant to the objective stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraphs and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance, that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection or any evaluation of them

to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.
My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted the following condition that I consider to be a material weakness as defined above.

> Only one person is responsible for all accounting and reporting functions. Accordingly, there is no segregation of duties. Due to the size of the Company, management does not feel it is cost-effective to change this condition.

I understand that practices and procedures that accomplish the objectives referred to in the preceding paragraphs of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC and the regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

Edward Richardson Jr CPA

Edward Richardson, Jr., CPA

REPORT ON SIPC ASSESSMENT RECONCILIATION

For the year ended December 31, 2013

Edward Richardson Jr., CPA
15565 Northland Drive
Suite 508 West
Southfield, MI 48075

Board of Directors
Harbor Light Securities, LLC
501 W. Butler Road
Greenville, SC 29607

In accordance with Rule 17a-5©(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2013 to December 31, 2013, which were agreed to by Harbor Light Securities, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and the SIPC, solely to assist you and other specified parties in evaluating Harbor Light Securities, LLC's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7). Harbor Light Securities, LLC's management is responsible for Harbor Light Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC-7 with the respective cash disbursements record entries.

2. Compared audited Total Revenue for the period of January 1, 2013 through the December 31, 2013 (fiscal year-end) with the amounts reported on Form SIPC-7 for the same period noting no reportable reconciliation differences.

3. Compared any adjustments reported Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7 noting no differences.

5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed. According to our findings, Harbor Light Securities, LLC had no reportable differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Edward Richardson Jr. CPA

February 25, 2013

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended December 31, 2013
(Read carefully the instructions in your Working Copy before completing this Form)

WORKING COPY

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066315 FINRA DEC
HARBOR LIGHT SECURITIES LLC
1211 N. WESTSHORE BLVD, SUITE 103
TAMPA, FL 33547

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

JAMES LOCKHART (813) 345-2800

2. A. General Assessment (item 2e from page 2) $4,593.03

B. Less payment made with SIPC-6 filed (exclude interest) (2,068.67)
08/05/2012
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 2,524.36

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $2,524.36

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $2,524.36

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

HARBOR LIGHT SECURITIES LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

CEO
(Title)

Dated the 27 day of February, 2014.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked ______ Received ______ Reviewed ______

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 13 and ending December 31, 20 13

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 1,930,513

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions ______

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 75,639

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ______

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

REP FEES, REIMBURSED EXPENSES 17,663

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) ______

Total deductions 93,302

2d. SIPC Net Operating Revenues $ 1,837,211

2e. General Assessment @ .0025 $ 4,593.03

(to page 1, line 2.A.)